EXHIBIT 99.1

Himax Unveils Industry-Leading 3D Timing Controller for Naked-Eye 3D Panels

TAINAN, Taiwan, June 13, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or the "Company") (Nasdaq:HIMX), today unveiled the industry-leading 3D timing controller ("3D TCON") for naked-eye 3D panels, suitable for handheld applications including tablet PCs, digital photo frames, portable DVD players and gaming devices. This newly-launched product is equipped with a 2D to 3D conversion feature, enabling user friendly 3D depth adjustment to offer a more comfortable 3D viewing experience.

Jordan Wu, Chief Executive Officer of Himax Technologies commented, "In 2010, Himax first introduced its unique 2D to 3D conversion technology, which utilizes human visual perception characteristics to convert 2D images into 3D formats in real time. This innovative product has since been adopted by first-tier Japan and China TV brands. In 2011, Himax further integrates this industry-leading 2D to 3D conversion technology with timing controller, a key component of flat panel displays, to bring added value to our customers. We believe that this innovative 3D TCON product is the best 3D solution for portable devices and we expect wide adoption from tablet PC and consumer electronic product manufacturers."

Mr. Wu continued, "Featuring a small form factor, lower power consumption and low cost, Himax's 3D TCON provides a total solution for hand-held naked-eye 3D devices. The 3D TCON supports HDMI 1.4 3D format as well as converting different 3D input sources into 3D format suitable for all 3D displays, without usage of an extra chip or software. Moreover, the compact algorithm enables real-time 2D to 3D conversion. Also since eliminating the need for glasses, the 3D panels provide a much more comfortable naked-eye viewing experience for consumers. Furthermore, Himax 3D TCON supports both 120Hz and 9 view image output, suitable for various naked-eye 3D technologies including lenticular, barrier-type and direct-lit backlight. We feel that the 3D TCON will become mainstream for 3D displays moving forward and we are already seeing adoption by numerous panel and systems makers. Products featuring Himax's 3D TCON technology are expected to hit the market beginning in the second half of 2011."

Please visit Himax booth at the 13th International Flat Panel Display Exposition from Tuesday, June 14th, 2011 to Thursday, June 16 for more product details. Booth number I1415, Nangang Exhibition Hall.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with SEC on dated May 20, 2011, as amended.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com